May 31, 2013

Era Anagnosti
Securities and Exchange Commission
Washington D.C. 20549

Re:	Epicure Charcoal, Inc. Registration Statement on Form S-1 Filed February 8, 2013 File No, 333-185368

Dear Ms. Anagnosti

In response to your letter dated February 20, 2013 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Epicure Charcoal, Inc. (the “Company”). Amendment No. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s February 20, 2013 letter in italicized text immediately before our response.

Cover Page of the Registration Statement

1.	Please identify the name of the agent for service. Outside Front Cover of the Prospectus

Response
In accordance with your request, we have added the name of the registered agent for service to the Outside Front Cover of the Prospectus.

2.
Please ensure that the outside front cover of the prospectus complies with the requirements of Item 501(b) of Regulation S-K. Please revise by combining your Item 1 and Item 2 disclosures in response to the requirements of Item 501(b), ensuring that you limit the prospectus’ outside front cover page to one page.

Response

In accordance with your request, we have combined Item 1 and Item 2 disclosures.

3.	We note your revised disclosure in response to comment one in our letter dated January 3, 2013. Please disclose on the prospectus cover page that you are a shell company.

Response

In accordance with your request, we disclose that we are a shell company on the prospectus cover page.

4.
We note your revised disclosure in response to comment 10 in our letter dated January 3, 2013. Further revise your disclosure to present the information in a tabular format. Refer to Item 501(b)(3) of Regulation S-K.

Response

We have presented the disclosure in tabular format.

Summary Information, page 5

5.
We note your revised disclosure in response to comment 12 in our letter dated January 3, 2013, and similarly revised disclosure in response to comment 33 of our letter. You have not quantified, however, the minimum amount of offering proceeds required to implement your business plan. Please revise the applicable sections of the prospectus accordingly.

Response

We have revised our disclosure in this section as follows:

“The minimum amount of offering proceeds required to implement our business plan is $45,000.”

We incur costs associated with SEC reporting compliance, which may significantly affect our financial condition, page 8

6.
We note your revised disclosure in response to comment seven in our letter dated January 3, 2013. Please revise the second paragraph of this risk factor to identify the two other circumstances when a company may lose it emerging growth company status (i.e., issuance of more than $1 billion in non-convertible debt in the previous three years or the last day of the fifth anniversary of the first registered sale of common equity securities).

Response

We have revised our disclosure as follows:

“WE INCUR COSTS ASSOCIATED WITH SEC REPORTING COMPLIANCE, WHICH MAY SIGNIFICANTLY AFFECT OUR FINANCIAL CONDITION.

The Company “will become a reporting issuer” under the Securities Exchange Act of 1934, as amended. Therefore we will incur costs of compliance with applicable SEC reporting rules and regulations including, but not limited to attorneys fees, accounting and auditing fees, other professional fees, financial printing costs and Sarbanes-Oxley compliance costs in an amount estimated at approximately $25,000 per year. On balance, the Company determined that the incurrence of such costs and expenses was preferable to the Company being in a position where it had very limited access to additional capital funding.

However, for as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, if we issue of more than $1 billion in non-convertible debt in the previous three years or upon the last day of the fifth anniversary of the first registered sale of common equity securities, we would cease to be an “emerging growth company” as of the following December 31.

After, and if ever, we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not “emerging growth companies,” including Section 404 of the Sarbanes-Oxley Act.

Plan of Distribution, page 16

7.
Refer to comment 17 in our letter dated January 3, 2013. As requested previously, please address the applicable requirements of Regulation M for this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on the Commission’s website.

Response

We have revised our disclosure as follows:

“5,000,000 common shares are issued and outstanding as of the date of this prospectus. The Company is registering an additional 4,500,000 shares of its common stock at the price of $0.04 per share. There is no arrangement to address the possible effect of the offering on the price of the stock.

EPICURE CHARCOAL, INC. will receive all proceeds from this offering for the sale of its securities. There is no escrow account for the Company. The Company share price has been arbitrarily determined and is fixed at $0.04 for the duration of this offering. The Company’s common stock is not currently listed or traded on any public exchange. Although our common stock is not listed on a public exchange, we intend to apply for quotation on the Over-the-Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, who, generally speaking, must approve the first quotation of a security by a market maker on the OTCBB, nor can there be any assurance that such an application for quotation will be approved. However, sales of shares by the Company must be made at a fixed price of $0.04 per share.

The Company’s shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company. Further, the Company will not offer its shares for sale through any underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or purchasers of the shares for whom they may act as agents. The shares sold by the Company may be occasionally sold in one or more transactions; all the shares sold by the Company under this prospectus have a fixed price of $0.04 per share.

There is no minimum number of common shares that the Company has to sell in this offering. There are no minum purchase requirements. There for this offering will conclude on the earlier of the following. (1) As soon as all 4,500,000 share are sold or (2) 90 days after this registration statement becomes effective.

In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which EPICURE CHARCOAL, INC. has complied.

In addition and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.

In connection with the Company’s selling efforts in the offering, Mr. Alex Robertson our sole officer and director will be selling shares on the Company’s behalf. Our sole officer and director will not be register as a broker dealer for pursuant to section 15 of the Exchange Act, but rather will rely on the “safe harbor” provisions of SEC Rule 3a4-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Mr. Alex Robertson is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Mr. Alex Robertson will not be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Mr. Mr. Alex Robertson is not, nor has he been within the past 12 months, a broker or dealer, and he is not, nor has he been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, Mr. Alex Robertson will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Mr. Alex Robertson will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

The Company will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states).”

Product Description, page 19

8.
We note your response and revised disclosure in response to comment 24 in our letter dated January 3, 2013. Pursuant to the Commission’s guidance set forth in SEC Release 33-7856, if an issuer includes a hyperlink within the prospectus, the hyperlinked information would become a part of that prospectus. When embedded hyperlinks are used, the hyperlinked information must be filed as part of the prospectus in the effective registration statement and will be subject to liability under Section 11 of the Securities Act. As requested previously, please remove all references to third party websites from the registration statement. Your disclosure should identify the source of information serving as basis for your market disclosures without referencing the hyperlink. For example, your “Market Opportunity” disclosure on page 22 should be revised to disclose the statistical data upon which management bases its belief that the trend of increased shipping and increased pricing of Lump Charcoal will continue, and to remove the hyperlink to a third party’s website.

Response

In accordance with your recommendation, we have removed hyperlinks and make reference to the statistical data upon which management basis its belief.

Plan of Operations, page 21

9.
Ensure that the tabular disclosure here is consistent with the tabular disclosure under “Use of Proceeds” on page 13. For example, significant step 2 here discloses $19,000 for logo development, market target research assuming 50% of the shares are sold, whereas the table on page 13 discloses $19,800. Additionally, the table here omits line entries for market research and administrative expenses whereas the table on page 13 includes line entries for both. Please reconcile these disclosures.

Response

We have revised our disclosure in accordance with your recommendation.

Financial Statements, page 27

10.
Please include updated interim financial statements for the fiscal quarter ended December 31, 2012 and the inception to date period. Refer to Rules 8-03 and 8-08 of Regulation S-X for guidance. Please update other areas of your Form S-1 for the interim period financial information.

Response

We have updated the financial statements and have updated all areas of the Form S-1.

We trust this response and the amended S-1 meets with your approval.

Regards,

/s/ Alex Robertson
Alex Robertson President